Exhibit 99.1

March 5, 2024

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Disclosure pursuant to Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please find enclosed herewith an intimation pursuant to Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) and para 202.05 read with para 202.06 of the NYSE Listed Company Manual.

The details as required under SEBI Listing Regulations read with SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023 are provided in Annexure-1.

This is for your information and records.

Thanking You,

For Wipro Limited

SANAULLA KHAN MOHAMMED	Digitally signed by SANAULLA KHAN MOHAMMED Date: 2004.03.05
15:36:48+05’30’

M Sanaulla Khan

Company Secretary

ENCL: As above

Annexure - 1

Disclosure under Regulation 30 of the Securities and Exchange Board of India (Listing

Obligations and Disclosure Requirements) Regulations, 2015

Sr. No.	Particulars	Description

1	Target Name	SDVerse LLC

2	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired	No

3	Industry of Target entity	Automotive software marketplace

4	Acquisition objectives and Impact of acquisition

Investment into SDVerse, strengthens Wipro’s positioning as a leader in the Software Defined Vehicle / CloudCar engineering services. The transaction is in alignment with Wipro’s strategic focus on embedded software for the automotive sector.

The ecosystem for automotive software today is underdeveloped, offering tremendous growth opportunities by opening up new revenue streams and broadening the customer base. SDVerse focuses on connecting automotive software buyers and sellers through a transparent and efficient digital platform.

5	Government or regulatory approval required	None

6	Indicative time period for completion of acquisition	The transaction is expected to be completed before the end of March 2024.

7	Nature of consideration	Cash

8	Cost of acquisition and / or the price at which the shares are acquired	USD 5.85 Million

9	Percentage of shareholding acquired	27%

10	Target Information	SDVerse is a newly incorporated LLC with General Motors, Magna International and Wipro Limited being its founding members with its registered office located at Wilmington, Delaware. Given this is a newly incorporated entity, there are no revenues to be reported.

Wipro’s step-down subsidiary, Wipro IT Services LLC has entered into an agreement with General Motors and Magna International, who will hold 46% and 27% stake in SDVerse respectively.

11	Significant terms and conditions of agreement / JV in brief	As part of the agreement, each founding member has a right to appoint a board member in accordance with local laws. The JV agreement also includes terms like right to restrict issuance of new shares, mergers, change in control, liquidation, and other standard membership rights as applicable for a transaction of this nature.